Exhibit (a)(5)(E)

**** CASE NUMBER: 2014CA008318 DIVISION: AJ ****

Filing # 15628871 Electronically Filed 07/07/2014 06:13:06 PM

IN THE CIRCUIT COURT OF THE FIFTEENTH JUDICIAL CIRCUIT

IN AND FOR PALM BEACH COUNTY, FLORIDA

Case No.:
JOHN ERNST, Individually and on Behalf of All Others Similarly Situated,		CLASS REPRESENTATION

Plaintiff,

vs.		JURY TRIAL DEMANDED

VITACOST.COM, INC., JEFFREY J.
HOROWITZ, CHRISTOPHER S.
GAFFNEY, STUART GOLDFARB,
EDWIN J. KOZLOWSKI, MICHAEL A.
KUMIN, MICHAEL J. MCCONNELL,
ROBERT G. TRAPP, M.D., THE KROGER
CO., and VIGOR ACQUISITION CORP.,

Defendants.
/

DIRECT SHAREHOLDER CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTIES

Plaintiff John Ernst (“Plaintiff”) files this direct shareholder class action complaint against the herein named defendants, and alleges as follows:

1. This is a direct shareholder action challenging the proposed takeover of Boca Raton, Florida based Vitacost.com, Inc. (“Vitacost” or the “Company”) by The Kroger Co. (“Kroger”), for $8.00 per share in cash via a tender offer.

2. The proposed takeover is the product of a fundamentally flawed process and a breach of the fiduciary duties Vitacost’s board of directors owe to Vitacost’s shareholders.

3. Kroger plans to commence a tender offer for all of the outstanding shares of Vitacost $8.00 per share. Provided that Kroger obtains at least a majority of outstanding shares of Vitacost in the tender offer, any shares of Vitacost common stock not acquired in the tender offer will be acquired by Kroger in a subsequent short-form merger, to which non-tendering shareholders will be involuntarily forced to accept $8.00 per share. Holders of approximately 26.2% of the outstanding shares of Vitacost common stock have contractually agreed to support the transaction and tender their shares in the tender offer, and it is more likely than not that 47.6% (or close to the majority necessary to complete the tender and effectuate a short-form merger) support the deal.

4. The transaction is expected to close in the third calendar quarter of 2014.

5. However, through the tender offer, defendants are attempting to coerce Plaintiff and the other public shareholders of Vitacost into tendering their shares to Kroger and accept the $8.00 per share price.

6. As more fully set forth herein, Plaintiff seeks to enjoin the tender offer and subsequent merger, as Plaintiff and the putative class of Vitacost’s public shareholders face irreparable harm and have no adequate remedy at law.

JURISDICTION AND VENUE

7. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this county, or has sufficient minimum contacts with the State of Florida so as to render the exercise of jurisdiction by the Florida courts permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this county, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Vitacost and its shareholders occurred in this county, and defendants have received substantial compensation in this county by doing business here and engaging in numerous activities that had an effect in this county.

PARTIES

9. Plaintiff is and has been the holder of 16,600 shares of Vitacost common stock at all relevant times.

10. Defendant Jeffrey J. Horowitz (“Horowitz”), is and has been at all material times, a Director and the Chief Executive Officer (“CEO”) of Vitacost, which post he has served as since February 17, 2011. Horowitz served as Interim CEO and a Director of Vitacost from August 2010 through February 17, 2011. Prior to becoming Interim CEO, Horowitz provided consulting services to Vitacost. Horowitz is the founder of Vitamin Shoppe, Inc. (“Vitamin Shoppe”), where he served in various management and board capacities for over 20 years. Horowitz beneficially owns 13% of Vitacost’s common stock.

11. Defendant Christopher S. Gaffney (“Gaffney”), is and has been at all material times, a Director of Vitacost, which post he has served in since July 2010. Gaffney is a Managing Partner with, and one of the co-founders of, private equity firm Great Hill Partners (“GHP”), the beneficial owner of nearly 19% of Vitacost’s common stock. Gaffney was designated as a Director of Vitacost by GHP, pursuant to the Stockholder Agreement between the Company and GHP in 2010.

12. Defendant Stuart Goldfarb (“Goldfarb”), is and has been at all material times, a Director of Vitacost since February 28, 2011. Goldfarb also serves on the board of WWE, Inc., a global entertainment and media company involved in the “sport” of professional wrestling.

13. Defendant Edwin J. Kozlowski (“Kozlowski”), is and has been at all material times, a Director of Vitacost since February 28, 2011.

14. Defendant Michael A. Kumin (“Kumin”), is and has been at all material times, a Director and the Interim Chairman of the Board of Vitacost since July 2010. Like defendant Gaffney, Kumin is a Managing Partner with GHP, the beneficial owner of nearly 19% of Vitacost’s common stock. Kumin was designated as a director by GHP pursuant to the Stockholder Agreement between the Company and GHP. Prior to joining GHP, Kumin held various executive and investing positions, including roles at Apollo Management, L.P. and Goldman, Sachs, L.P.

15. Defendant Michael J. McConnell (“McConnell”), is and has been at all material times, a Director of Vitacost since March 2014. McConnell has held various positions at PepsiCo, Merrill Lynch and Kidder Peabody. McConnell was appointed to the Board of Directors in March 2014 pursuant to a standstill and nomination agreement between Vitacost and 8.1% shareholder Osmium Partners, LLC and affiliates (“Osmium”), who is thus beholden to Osmium.

16. Defendant Robert G. Trapp, M.D. (“Trapp”), is and has been at all material times, a Director of Vitacost since April 2007. Trapp has maintained a private practice in rheumatology in Springfield, Illinois since 1989.

17. Defendant Vitacost is a Delaware corporation with its principal place of business located at 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida. Vitacost’s stock is publicly traded on the NASDAQ exchange under the ticker “VITC.” According to the Company’s recent U.S. Securities and Exchange Commission (“SEC”) filings, as of April 23, 2014, there were over 34 million shares of Vitacost common stock outstanding.

18. Defendant Kroger is an Ohio corporation with its principal place of business located in Cincinnati, Ohio. Kroger is publicly traded on the NYSE under the ticker “KR”

Kroger, together with its subsidiaries, operates as a retailer worldwide, manufactures and processes food for sale in its supermarkets, and operates retail food and drug stores, multi-department stores, jewelry stores, and convenience stores.

19. Defendant Vigor Acquisition Corp. is a Delaware corporation, a wholly owned- subsidiary of Kroger, and a vehicle through which the defendants seek to effectuate the proposed takeover.

20. The director defendants are collectively referred to herein as the “Individual Defendants.” Defendants Kroger and Vigor Acquisition Corp. are collectively referred to as “Kroger.” All defendants are collectively referred to herein as “the defendants.”

CLASS REPRESENTATION ALLEGATIONS

21. Plaintiff brings this action individually and as a class action on behalf of all public holders of Vitacost stock as of July 3, 2014 (the “Class”). Excluded from the Class are the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

22. This action is properly maintainable as a class action under the Florida Rule of Civil Procedure 1.220.

23. The Class is so numerous that joinder of all members is impracticable.

24. There are questions of law and fact which are common to the Class and which predominate over questions affecting solely individual Class members. The common questions include:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to the Plaintiff and the other members of the Class in connection with the proposed takeover of Vitacost by Kroger;

(b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of the plaintiffs and the other members of the Class in connection with the proposed takeover of Vitacost by Kroger;

(c) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the proposed takeover of Vitacost by Kroger, including the duties of good faith, diligence, honesty, and fair dealing;

(d) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(e) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(f) whether Vitacost and Kroger are aiding and abetting the wrongful acts of the Individual Defendants.

25. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

26. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

27. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

28. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

29. The defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Vitacost Has Tremendous Potential for Growth

30. The Wall Street Journal reported last year that “[s]ales of vitamins, minerals and supplements totaled nearly $23 billion in the U.S. last year, according to Euromonitor International, and are growing at a 5% to 7% annual clip.”1

31. Indeed, unlike virtually all other types of companies, the vitamin business actually thrived through the 2008-2009 economic recession because:

First, … some Americans are focusing more on their health. As they kick habits that are either bad or expensive (or both), they’re smoking less, buying less soda, and cutting back on calorie-laden treats at Starbucks and the convenience store. Vitamins and supplements are a key component of a healthier lifestyle. Second, as Americans lose health insurance and are confronted with the challenge of paying for prescriptions and medical treatment, many of them may be trading down to vitamins and supplements—using them as substitutes or alternatives.2

32. And Vitacost is a major player in the online vitamin space. As the defendants have conceded, “[Vitacost is] one of the largest pure eCommerce companies in the nutrition and healthy living market, [has] a team with extensive eCommerce experience, and [has] a

[1]	http://online.wsj.com/news/articles/SB10001424127887324392804578362073624344816.
[2]	http://www.slate.com/articles/business/moneybox/2009/10/megavitamins.html.

substantial platform that includes technology and ship-to-home fulfillment centers to serve customers in all 50 states and internationally.”3

33. Indeed, despite several years of operating losses, in the past seven months, Vitacost has outperformed the market generally and other companies in its peer group, as reflected in the following chart:

34. On May 8, 2014, Vitacost announced its First Quarter 2014 financials, which reported, among other things, that:

•	The Company reported record revenue of $104.8 Million;

•	The Company reported a 7% increase from total net sales for the first quarter of 2013; and

•	Shipped orders on the Company’s core vitacost.com website increased 5% year-over-year in the first quarter benefiting from the addition of 266,000 new customers.

[3]	http ://investor.vitacost.com/releasedetail.cfm?ReleaseID=857560.

35. All points lead to continued growth by Vitacost in the coming months and years, as Vitacost solidifies itself as a major player in the Internet-based dietary supplemental retail business.

36. In fact, in March 2014, Zacks Equity Research posted an article online about Vitacost’s growth potential, stating:

It commonly happens in stock investing that investors miss the chance of buying winning stocks that they knew would stand out. Before they take the plunge, others get to know the hidden potential and enter into these stocks, pushing them out of reach.

So, instead of repenting, spotting the off-the-radar potential winners and immediately investing in them could be a smart decision.

One such company that looks well positioned for a solid gain, but has been overlooked by investors lately, is Vitacost.com, Inc. (VITC). This services sector stock has actually seen loss estimates decrease over the past month for the current fiscal year by about 26.7%. But that is not yet reflected in its price, as the stock gained only 0.7% over the same time frame.

You should not be concerned about the price remaining muted going forward. This year’s expected earnings growth over the prior year is 26.8%, which should ultimately translate into price appreciation.

And if this isn’t enough, VITC currently carries a Zacks Rank #2 (Buy) which further underscores the potential for its outperformance (See the performance of Zacks’ portfolios and strategies here: About Zacks Performance).

So if you are looking for a stock flying under-the-radar that is well-equipped to bounce down the road, make sure to consider Vitacost.com. Solid estimate revisions and an impressive Zacks Rank suggest that better days may be ahead for VITC and that now might be an interesting buying opportunity.4

37. Months later, on May 8, 2014, defendant Horowitz and the Company’s chief financial officer (“CFO”) both detailed the Company’s bright future during a conference call, where they stated, inter alia:

[4]	http://finance.yahoo.com/news/vitacost-com-vitc-radar-now-l 13155904.html.

(Horowitz): We crossed the $100 million mark for the first time in the Company’s history as we posted revenue of $105 million and shipped over 1.5 million orders. We ended the quarter with 2.3 million active customers, up 8% year over year. … Going forward, we’ll be accelerating the pace of new product launches, beginning in the second quarter, by expanding our proprietary beauty and pet lines, launching new personal care, baby products, and introducing many new proprietary food sku’s including a line of gluten-free flours and mixes, just to name a few. Proprietary remains an important part of our business and we’ll be launching new proprietary sku’s across all of our major categories throughout the year.

On our mobile business continues to perform well during the first quarter, increasing 57% year over year to 13% of total company sales, up 4 percentage points from the first quarter of 2013. During the first quarter, we released a new version of our mobile site and, in June, we will be releasing new versions of our mobile app. Enhancements include improving the ease of mobile shopping such as improved checkout experience, customer service capabilities, enhanced product search, and the ability to market specifically to the mobile community.

International sales increased 11% year over year in the first quarter to 7% of total company sales. We are focused in 2014 on improving the customer experience primarily through offering lower-cost expedited shipping options in our key markets. We have already implemented this strategy in Canada and have seen positive results. In addition, we have seen strong results as of late from some smaller international markets such as Russia, Japan, Israel, and South Korea and we’ll be increasing our online marketing efforts in these countries as well.

*    *    *

(Company CFO): In first quarter of 2014, total net sales increased 7% over last year to $104.8 million, a new quarterly record, as third-party product sales grew 8% and proprietary product sales grew 6% in the quarter. Revenue from freight decreased 5% year over year due to an increase in orders that qualified for free shipping. Amazon accounted for just under 4% of total company sales.

In the first quarter, we shipped 1.3 million orders from our Vitacost.com website, up 5% over last year. Average order value was approximately $75.55, up 2% year over year. Product AOV was up 3% year over year, partially offset by a decline in shipping revenue, as I mentioned earlier.

We added 266,000 new customers to our Vitacost.com website, down 2% year over year. And we ended the quarter with 1.8 million active customers on Vitacost.com, which was up 7% year over year.

38. Notwithstanding the Company’s undeniable growth potential, two of Vitacost’s largest shareholders, private equity shop Consac, LLC (“Consac”) and private equity firm Osmium, decided earlier this year that they each wanted a quick exit from Vitacost.

39. However, neither Consac nor Osmium could not simply dump their respective 7.7% and 8.1% holdings of Vitacost’s outstanding stock on the open market. That would have, obviously, caused the Company’s stock to immediately decline and both Consac’s and Osmium’s profits would be significantly less.

40. Accordingly, on February 20, 2014, Consac filed a Schedule 13D with the SEC, which stated, among other things, that:

I believe the only way to unlock this value for the shareholders is to put the Company up for sale. The Company’s market share and distribution network will be of interest to several significant industry players and other retailers, who will be able to better leverage the Company’s strengths within a larger, better capitalized entity.

I am not alone in thinking that the Company’s value significantly exceeds its current share price. News reports indicate that similar concerns have recently been expressed publicly by another investor who owns approximately 7.7% of the Company’s stock.

41. One week later, Vitacost issued this press release:

Vitacost.com Evaluating Strategic Alternatives

BOCA RATON, Fla., Feb, 27, 2014 (GLOBE NEWSWIRE) — Vitacost.com, Inc. (Nasdaq:VITC), a leading online retailer of healthy living products, today announced that it engaged Jefferies LLC in December 2013 to assist the Company in exploring and evaluating strategic alternatives that may be available to the Company in order to maximize stockholder value. Alternatives may include, among other things, a sale of the Company, a business combination transaction, or continuing to operate the Company as an independent entity. The Company does not have a defined timeline for this strategic review and therefore can make no assurance that the review will result in any specific action or transaction. The Company does not intend to comment further or disclose ongoing developments with respect to this review of strategic alternatives until such time as the Board has determined it to be appropriate or required.5

42. Just a few months later, Vitacost was sold to Kroger. The announcement of the takeover by Kroger stated:

Kroger and eCommerce Retailer Vitacost.com

Announce Definitive Merger Agreement

Adds Online Technology and Fulfillment Platform to Accelerate Growth

Into eCommerce Channel and New Markets

Vitacost.com Shareholders to Receive $8.00 Per Share in Cash

CINCINNATI, OH and BOCA RATON, FL – July 2, 2014 – The Kroger Co. (NYSE: KR) and Vitacost.com, Inc. (NASDAQ: VITC), a leading online retailer of healthy living products, today announced a definitive merger agreement under which Kroger will purchase all outstanding shares of Vitacost.com for $8.00 per share in cash, or approximately $280 million.

The purchase price represents a premium of 51% to Vitacost.com’s closing share price on Feb. 19, 2014, the day before a major Vitacost.com shareholder publicly asked the company to evaluate strategic alternatives. The terms of the agreement were unanimously approved by the Boards of Directors of both companies.

Under the terms of the merger agreement, Kroger will commence a tender offer for all of the outstanding shares of Vitacost.com common stock. Any shares of Vitacost.com common stock not acquired in the tender offer promptly will be acquired by Kroger in a subsequent merger. The tender offer and merger are subject to Vitacost.com stockholders tendering at least a majority of the outstanding shares of Vitacost.com common stock in the tender offer, certain regulatory approvals and other customary closing conditions. The transaction is not subject to any financing condition. Holders of approximately 26.2% of the outstanding shares of Vitacost.com common stock have agreed to support the transaction and tender their shares in the tender offer. The transaction is expected to close in the third calendar quarter of 2014.

Vitacost.com brings to Kroger its strong position as one of the largest pure eCommerce companies in the nutrition and healthy living market, a team with extensive eCommerce experience, and a substantial platform that includes technology and ship-to-home fulfillment centers to serve customers in all 50 states and internationally. Vitacost.com offers more than 45,000 products

[5]	http://investor.vitacost.com/releasedetail.cfm?ReleaseID=828823.

including vitamins, minerals, herbs, supplements, sports nutrition, beauty care products and natural and organic foods to approximately 2.3 million active customers. The company has more than 800 associates and operates distribution centers in Lexington, NC and Las Vegas, NV, and a customer service center in Lexington, NC.

“We are delighted to welcome Vitacost.com to the Kroger family,” said Rodney McMullen, Kroger’s chief executive officer. “Vitacost.com’s talented team has built an exceptional online retail destination in the growing nutrition and wellness market, with an enviable technology and fulfillment infrastructure. This merger is in line with our growth strategy to enter new markets and new channels, and – along with Harris Teeter’s online order and pick up service – accelerates our efforts to provide customers with even more ways to shop. Vitacost.com’s core focus on healthy living products is complementary to our fast-growing natural foods business, and we intend to grow Vitacost.com’s strong position in the online nutrition market. At the same time, we will build on Vitacost.com’s eCommerce platform by integrating it with our existing digital offerings to create exciting new levels of personalization and convenience for our customers.”

“We are excited to join such a tremendous organization and believe this will be an outstanding partnership,” stated Jeffrey Horowitz, Chief Executive Officer of Vitacost.com. “This transaction represents a significant premium for our shareholders and the company will benefit by leveraging Kroger’s scale and resources to further drive the online healthy living industry to new heights.”

Operational Highlights

Vitacost.com’s platform is highly complementary to Kroger’s existing businesses and enhances the company’s growth strategy.

Vitacost.com’s leadership in nutrition and wellness products, including its proprietary brands, complements Kroger’s already fast-growing natural foods business and Simple Truth Organic and Simple Truth corporate brand offering.

The company’s eCommerce platform will enable Kroger to serve customers through ship-to-home orders in all 50 states, including 16 states that are currently not served by Kroger supermarkets, expanding Kroger’s reach into new US markets as well as internationally. Vitacost.com’s website and mobile app offer robust product information, rich content including recipes, videos and customer reviews, and “Set & Save” subscriptions for thousands of items.

Building on Vitacost.com’s technology and fulfillment platform and linking it to Kroger’s existing digital capabilities will accelerate Kroger’s omnichannel strategy. Millions of customers already plan their shopping online using Kroger’s cloud-based shopping list and weekly ad through the company’s mobile apps and Kroger.com, and more than one billion digital coupons have been downloaded since 2009. Kroger offers an order online, deliver-to-home service in its King Soopers division in Denver, and continues to learn from Harris Teeter’s successful Express Lane model, which offers customers the ability to order online and pick up at their local store in 154 locations. With Vitacost.com, Kroger will offer customers the convenience to order online and ship to their door with an expanded assortment online.

Following closing, Vitacost.com will operate as a subsidiary of The Kroger Co. and continue to operate its facilities in Boca Raton, FL., Lexington N.C. and Las Vegas NV.

43. Contrary to the public announcement, the takeover represents only a premium of 27% to its closing price on Tuesday, July 1, 2014.

44. Moreover, on February 28, 2014, Imperial Capital raised its prior price target for the Company from $8 per share to $10 per share. Then, on May 12, 2014, Imperial Capital provided the following investment analysis regarding the Company:

We have an Outperform rating and a one-year price target of $10 on the shares of Vitacost.com, Inc. (VITC). As the leading online retailer of vitamins, minerals, herbs, and supplements (VMHS) and natural and organic food products, VITC has built sizeable and leading health and nutrition e-commerce platform. VITC’s IQ14 results were weaker than expected on a softer VMHS category and heightened competition in the space. The company took a small step backwards in tracking toward profitability and something to continue to monitor. At 0.5x EV/revenue, we believe VITC’s value is under-appreciated by investors, particularly in light of the lack of current earnings and the time it will take to achieve profitability. That said, we believe the company has size and scale that could be further leveraged by strategic players (retailers) in the VMHS space and broader natural/organic food category. There was no update on the board’s review and evaluation of its strategic options. Our $10 price target represents a forward EV/Revenue multiple of 0.6x, which compares favorably to its most direct e- commerce comparables trading at 1.0x forward revenue.

45. Furthermore, the Individual Defendants will enjoy self-interested benefits that are unavailable to Vitacost shareholders. For instance, not only will Horowitz, who is currently Vitacost’s CEO, continue to run the company owned by Kroger after the transaction is completed, but he is set to receive significant change of control benefits, worth well over one million dollars, following the merger.

The Fundamentally Unfair Merger and Breach of Fiduciary Duties

46. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

47. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Vitacost, are obligated under applicable law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

48. The Individual Defendants are also obliged to honor their duty of candor to Vitacost’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they must decide whether to vote or tender their shares or seek appraisal of their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote or tender their shares or seek appraisal of their shares.

49. The Individual Defendants have breached those fiduciary duties here.

The Preclusive Deal Protection Devices

50. To exacerbate the harm from what appears to have been a flawed, single-bidder process, the Individual Defendants agreed to preclusive deal protection devices that prevent Vitacost’s shareholders from receiving a higher offer than $8.00 per share. Vitacost must pay Kroger a 3.5% ($9,275,000) termination fee if a topping bidder were to successfully offer more consideration than Kroger, which fees would have to be absorbed by the topping bidder. This termination fee thus increases the price a topping bidder would have to pay.

51. But a topping bidder would be sufficiently deterred from even bidding in the first place. The merger agreement precludes Vitacost from soliciting topping bidders. Thus, a topping bidder would have to emerge on its own. If a topping bidder were to emerge and make a play for Vitacost, Vitacost cannot even respond to the topping bidder for at least 24 hours after providing notice to Kroger. When Vitacost does respond, the merger agreement requires Vitacost to provide Kroger with the name of the bidder and the information underlying the topping bidder’s proposal and to provide the same information provided to the topping bidder to Kroger “contemporaneously”. Given the highly-competitive nature of the industry, these rapid information rights serve to dissuade a topping bidder as it will have to reveal business strategies and interests to Kroger without any recourse or risk to Kroger.

52. The merger agreement then provides Kroger with a matching rights period that Kroger can use to draw out a bidding process. This dissuades potential topping bidders because of, inter alia, the cost of the time the topping bidder will spend during the matching rights process, which process the topping bidder has no guarantee of winning. To compound the problem, the merger agreement further solidifies Kroger’s grip on Vitacost if a topping bidder makes its bid public. In that scenario, the merger agreement requires Vitacost’s board to publicly “reconfirm” its support of the takeover by Kroger within five (5) business days after a demand by Kroger that Vitacost’s board do so. Thus, not only does a topping bidder have to anticipate a drawn-out matching rights process, Kroger can force Vitacost’s board to “reconfirm” support of Kroger’s takeover potentially even before the matching rights process is finished.

53. As a result, Vitacost’s shareholders are locked into the $8.00 per share tender offer without the ability to benefit from an unencumbered bidding process through which Kroger or another entity, like Kroger’s competitors, would ultimately be willing to offer more than $8.00. The Individual Defendants are acting out of their own self-interest to the detriment of Vitacost’s shareholders. Collectively, the Individual Defendants and the private equity firms, GHP, Osmium, and Consac, own over 47.6% of the Company’s outstanding shares and, through this proposed takeover, are able to liquidate their holdings, as they would not likely otherwise be able to on the open market without substantially affecting Vitacost’s trading price.

54. As a result of the defendants’ misconduct in threatening to forever deprive Vitacost’s shareholders of their equity stake in the Company and its promising future growth potential, Plaintiff and the Class face irreparable harm. They have no adequate remedy at law to address the harm.

CAUSES OF ACTION

COUNT I

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

55. Plaintiff repeats and realleges each allegation set forth herein.

56. The Individual Defendants have knowingly and/or recklessly and in bad faith violated fiduciary duties of care, loyalty, candor, good faith and independence owed to the public shareholders of Vitacost and have acted to put the interests of Kroger ahead of the interests of Vitacost’s shareholders.

57. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive plaintiffs and other members of the Class of the true value of their investment in Vitacost.

58. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Vitacost because, among other reasons, they failed to:

(a) fully inform themselves of the market value of Vitacost before entering into the merger agreement for the proposed takeover;

(b) act in the best interests of the public shareholders of Vitacost common stock;

(c) maximize shareholder value;

(d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the proposed transaction; and,

(e) act in accordance with their fundamental duties of good faith, due care and loyalty.

59. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

60. Unless enjoined by this Court, the Individual Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed transaction, which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.

61. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company.

62. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

COUNT II

Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty

(Against Defendants Vitacost and Kroger)

63. Plaintiff repeats and realleges each allegation set forth herein.

64. Defendants Vitacost and Kroger are sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the board of Vitacost.

65. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the Vitacost shareholders by failing to:

(a) fully inform themselves of the market value of Vitacost before entering into the merger agreement;

(b) act in the best interests of the public shareholders of Vitacost common stock;

(c) maximize shareholder value;

(d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the proposed takeover; and

(e) act in accordance with their fundamental duties of good faith, due care and loyalty.

66. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants Vitacost and Kroger, which, therefore, aided and abetted such breaches via entering into the merger agreement.

67. Defendants Vitacost and Kroger had knowledge that it was aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Vitacost shareholders.

68. Defendants Vitacost and Kroger rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Vitacost shareholders.

69. As a result of the conduct of Defendants Vitacost and Kroger of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

70. As a result of the unlawful actions of Defendants Vitacost and Kroger, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Vitacost’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants Vitacost and Kroger are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

71. Plaintiff and the other members of the Class have no adequate remedy at law.

JURY TRIAL DEMAND

72. Plaintiff hereby demands trial by jury on all issues so triable.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in their favor and in favor of the Class and against the defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the merger agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining the defendants, their agents, counsel, employees and all persons acting in concert with them from finalizing and consummating the proposed takeover, unless and until the Company adopts and implements a procedure or process to: i) obtain the highest possible value for shareholders, and ii) provide all material disclosures to shareholders with which they are able to make informed decisions about whether to tender their shares;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Vitacost’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

E. Rescinding, to the extent already implemented, the merger agreement or any of the terms thereof; and

F. Granting Plaintiff such other and further equitable relief as this Court may deem just and proper.

DATED: July 7, 2014	ROBBINS GELLER RUDMAN & DOWD LLP
STUART A. DAVIDSON
Florida Bar No. 084824
CULLIN A. O’BRIEN
Florida Bar No. 0597341
MARK DEARMAN
Florida Bar No. 982407
CHRISTOPHER MARTINS
Florida Bar No. 088733

s/ Cullin A. O’Brien
CULLIN A. O’BRIEN

120 East Palmetto Park Rd., Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax) sdavidson@rgrdlaw.com cobrien@rgrdlaw.com mdearman@rgrdlaw.com cmartins@rgrdlaw.com

ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
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619/231-7423 (fax) randyb@rgrdlaw.com ricka@rgrdlaw.com dwissbroecker@rgrdlaw.com

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W. SCOTT HOLLEMAN
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Telephone: 212/802-1486
212/602-1592 (fax)
ScottH@johnsonandweaver.com